UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	The Israeli Supreme Court Rejects a Shareholder’s Appeal against ICL Regarding Discovery and Perusal of Documents Relating to the Harmonization Project

Item 1

The Israeli Supreme Court Rejects a Shareholder’s Appeal against ICL Regarding Discovery and Perusal of Documents Relating to the Harmonization Project

Further to “Item 8A. Financial Information – Reports and Other Information – Legal Proceedings” of the Company’s annual statement for 2017, with regard to the application for permission to appeal filed with the Supreme Court following a decision rendered by the Tel Aviv District Court in January 2018, to deny a motion for discovery and perusal of documents under Section 198A of the Companies Law, 5759-1999, filed by a shareholder of the Company as part of a preliminary proceeding for the filing of an application for certification of a derivative action relating to the manner of execution and termination of the Harmonization project, the Company hereby reports that on October 11, 2018, the Supreme Court has rejected the application for permission to appeal, and imposed upon the applicant the legal expenses and attorney’s fees incurred by the respondent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: October 12, 2018